

May 21, 2025

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the 3.433% Fixed-to-Floating Rate Notes due May 20, 2032 of AMERICAN EXPRESS COMPANY, under the Exchange Act of 1934.

Sincerely,

Craig A. Marts

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com